Exhibit 99.2

NEWS RELEASE

CONTACT:	Gary S. Maier
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2018 SECOND QUARTER RESULTS

--Net Income Up Sharply for Both Three and Six Months--

HONG KONG — November 13, 2017 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2018 second quarter and six months ended September 30, 2017.

Net sales for the fiscal 2018 second quarter increased 9.5 percent to $4.6 million from $4.2 million in the same quarter a year earlier. Net income for the same period was $211,000, or $0.06 per share, compared with a net loss of $128,000, or $0.03 per share, a year earlier.

For the six-month period, net sales increased 5.3 percent to $9.9 million from $9.4 million a year earlier. Net income for the same period was $426,000, or $0.11 per diluted share compared with $37,000, or $0.01 per diluted share, a year ago.

As previously reported, net sales in both comparable prior-year periods were impacted by lower production output largely due to a temporary disruption caused by the relocation of certain manufacturing operations at the company’s China facilities. The relocation of the manufacturing operations has been completed.

“Sales activity gained slight momentum in the first half of fiscal 2018, though customers remain hesitant to accept necessary price increases due to inflationary pressures for Chinese-manufactured products. In addition, customers are also somewhat cautious to utilize our lower-cost Myanmar operation as an alternative to our operations in China, given political issues in this emerging country,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

Kohl noted that the company is working diligently to execute its strategy to expand its business for higher margin products, which depends on the company’s ability to minimize inflationary pressures by utilizing advanced technology to improve manufacturing efficiency and offset ever-increasing operational costs in China.

He emphasized that the company is continuing initiatives in Myanmar. “Shifting more of the manufacturing operations to Myanmar will both lower the cost of operations and reduce transportation costs between the company’s China and Myanmar facilities. These factors are expected to be especially attractive to potential new customers who are seeking a lower-cost manufacturer, and to existing customers who are strategically focused on transitioning away from more expensive manufacturing in China,” said Kohl.

Highway Holdings Ltd.

2-2-2

Gross profit for the second quarter of fiscal 2018 was $1.57 million compared with $1.12 million a year ago. Gross profit as a percentage of sales for the same period was 33.8 percent compared with 26.6 percent a year earlier, reflecting the strategic shift to higher margin business and the previously discussed elimination of low-margin sales. Gross profit also benefitted from further utilization of the company’s lower-cost operations in Myanmar.

Gross profit for the six-month period of fiscal 2018 was $2.95 million compared with $2.41 million a year ago. Gross profit as a percentage of sales for the same period increased to 29.7 percent from 25.5 percent.

Selling, general and administrative expenses increased slightly by $22,000 compared with the same period last year, and increased by $105,000 from the six-month period last year -- reflecting increased marketing and engineering expenses related to the implementation of new business initiatives.

Net income for the second quarter reflects a currency exchange loss of $7,000 compared with a $43,000 currency exchange gain for the same period last year. For the fiscal 2018 six-month period, the company reports a currency exchange loss of $12,000 compared with a currency exchange gain of $26,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses due to the fluctuation of currency exchange rates.

Kohl noted the company’s balance sheet remains strong, with cash and cash equivalents in excess of $10.7 million, or approximately $2.80 per diluted share, compared with approximately $2.64 per diluted share at March 31, 2017, exceeding all of its short- and long-term liabilities by approximately $3.8 million.

Current liabilities at September 30, 2017 totaled $6.9 million and current assets were $17.0 million. Total shareholders’ equity at September 30, 2017 was $11.2 million, or $2.95 per diluted share, compared with $11.3 million, or $2.97 per diluted share, at March 31, 2017.

About Highway Holdings Limited

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Net sales	$4,647	$4,220	$9,956	$9,445
Cost of sales	3,073	3,096	7,002	7,035
Gross profit	1,574	1,124	2,954	2,410

Selling, general and administrative expenses	1,327	1,305	2,465	2,360
Operating (loss)/income	247	(181)	489	50

Non-operating items

Exchange gain /(loss), net	(7)	43	(12)	26
Interest income	4	1	7	2
Gain/(Loss) on disposal of Asset	-	-	46	-
Other income/(expenses)	-	11	-	11
Total non-operating income/ (expenses)	(3)	55	41	39

Net income before income tax and non-controlling interests taxes	244	(126)	530	89
Income taxes	(27)	-	(91)	(50)
Net income/(loss) before non-controlling interests	217	(126)	439	39
Less: net gain/(loss) attributable to non-controlling interests	6	2	13	2
Net income/(loss) attributable to Highway Holdings Limited shareholders	211	(128)	426	37

Net income/(loss) per share - basic and diluted	$0.06	($0.03)	$0.11	$0.01

Weighted average number of shares outstanding
Basic	3,802	3,802	3,802	3,802
Diluted	3,802	3,802	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	March 31
	2017	2017

Current assets:

Cash and cash equivalents	$10,717	$10,028
Accounts receivable, net of doubtful accounts	3,197	3,403
Inventories	2,430	2,265
Prepaid expenses and other current assets	684	714
Total current assets	17,028	16,410

Property, plant and equipment, (net)	945	954
Goodwill	77	77
Long-term deposits	111	111
Total assets	$18,161	$17,552

Current liabilities:
Accounts payable	$2,431	$2,391
Other liabilities and accrued expenses	3,886	3,053
Income tax payable	385	328
Dividend payable	215	438
Total current liabilities	6,917	6,210
Long term liabilities :
Deferred income taxes	32	32
Total liabilities	6,949	6,242

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings / (Deficit)	(167)	13
Accumulated other comprehensive income/(loss)	(70)	(136)
Treasury shares, at cost – 5,049 shares as of September, 30, 2017; and March 31, 2017 respectively	(14)	(14)
Non-controlling interest	55	39
Total shareholders’ equity	11,212	11,310

Total liabilities and shareholders’ equity	$18,161	$17,552